UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                          to

Commission File Number 001-34029

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FEDERAL-MOGUL CORPORATION

401(K) INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Federal-Mogul Corporation, 26555 Northwestern Highway, Southfield, MI 48033

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

NOTE:

All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Plan Design Committee

Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of Federal-Mogul Corporation 401(k) Investment Program as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 29, 2010

Federal-Mogul Corporation

401(k) Investment Program

Statements of Net Assets Available for Plan Benefits

	December 31
	2009	2008
Assets
Receivables:
Company contributions	$128	$33,932
Participant contributions	528	195,480
Participant loan interest	46	4,212

Total receivables	702	233,624

Investments at fair value
Investments with registered investment companies	226,552,819
Common collective trusts	66,840,187
Cash and cash equivalents	6,289,078
Participant loans	6,100,895	6,298,120
Brokerage account	5,963,389
Company warrants	26,396
Investments in Master Trust	—	283,025,078

Total investments at fair value	311,772,764	289,323,198

Total assets	311,773,466	289,556,822

Liabilities
Forfeited accounts owed to the Company	50,731	7,800

Net assets at fair value	311,722,735	289,549,022

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	610,347	3,736,974

Net assets available for plan benefits	$312,333,082	$293,285,996

See accompanying notes to financial statements.

Federal-Mogul Corporation

401(k) Investment Program

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2009	2008
Additions
Dividends and interest	$8,967,320	$19,039,684
Participant contributions	16,553,093	22,021,604
Company contributions	2,931,985	3,667,375

Total additions	28,452,398	44,728,663

Deductions
Benefits paid to participants	63,733,061	42,525,934
Administrative expenses	49,691	42,971
Portion of Company contribution account forfeited upon withdrawal of participants	162,631	137,437

Total deductions	63,945,383	42,706,342

Net realized/unrealized appreciation (depreciation) in fair value of investments	55,315,379	(114,419,208)

Net transfer (to)/from other Company plans	(775,308)	11,175,350

Net increase/(decrease)	19,047,086	(101,221,537)

Net assets available for plan benefits at beginning of year	293,285,996	394,507,533

Net assets available for plan benefits at end of year	$312,333,082	$293,285,996

See accompanying notes to financial statements.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation 401(k) Investment Program (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

All plan assets transferred from Fidelity Investments to T. Rowe Price on November 20, 2009. On that date, T. Rowe Price became the trustee and record keeper for the Plan. Prior to that date, Fidelity Investments was the Plan trustee and record keeper.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act (“ERISA”). All salaried and certain hourly employees of the Company and its subsidiaries who are paid in the United States are eligible to participate in the Plan. This provides eligible participants the opportunity to make voluntary pre-tax, after-tax and Roth contributions to the Plan.

Plan Merger

In January 2008, Federal-Mogul Corporation Salaried Employees’ Investment Program (the “SEIP”), which had assets consisting of 66,455 Company warrants and a receivable in the Lawsuit Settlement (referred to below), was merged into the Plan.

The SEIP Lawsuit Settlement

On September 22, 2003, a class action lawsuit was filed in the United State District Court for the Southern District of Illinois and later transferred to the United States District Court of the Eastern District of Michigan (the “Court”) alleging that certain of the Predecessor Company officers, directors, and employees, Comerica Bank and State Street Bank and Trust Company, as Trustees, and the Plan, breached their fiduciary duty to SEIP participants whose benefit was invested or maintained investments in the Common Stock Fund and/or Preferred Stock at any time between July 1, 1999 and October 30, 2002. Effective July 12, 2007, settlement of this lawsuit was approved by the Court. A Settlement Fund was established that included a cash amount of $12,750,000 (the “Cash Amount”), as well as an unsecured claim in the amount of $3 million (the “Sherrill Allowed Claim”) under the Plan of Reorganization. Counsel for the plaintiff class sold the Sherrill Allowed Claim for $2.7 million. No damages were claimed from the SEIP. The Cash Amount and proceeds from the sale of the Sherrill Allowed Claim, together with interest earnings on the Cash Amount, were held in an interest-bearing escrow account (the “Settlement Fund”). The Court has approved certain disbursements from the Settlement Fund, including attorney fees of 28% of the Settlement Fund, $310,000 of Class Counsel costs and expenses, taxes and tax-related expenses incurred in connection with the settlement, costs associated with providing notice to the Settlement Class participants, and a total of $40,000 in incentive payments to Class Representatives.

The assets remaining in the Settlement Fund after approved disbursements are referred to as the Net Proceeds. The Class Action Settlement Agreement provided that the Net Proceeds be disbursed to the Master Trust (as defined below) for the Plan on behalf of the SEIP. In 2008, Net Proceeds of $10,903,696 were disbursed to the Master Trust of the Plan and are included in “Net transfer from other Company investment programs” in the Statements of Changes in Net Assets Available for Plan Benefits. The Net Proceeds were then credited to accounts of the Settlement Class participants in accordance with the Court approved Plan of Allocation. No proceeds remain in the Settlement Fund at December 31, 2008.

Named Fiduciary

Effective December 27, 2007, the Company hired U.S. Trust, which is part of Bank of America, National Association’s Special Fiduciary Services, as the named fiduciary and investment manager for the assets of the Plan that consist of the Company warrants, and any Company Class A Common Stock acquired upon the exercise of the warrants, within the Plan. The independent fiduciary has the authority to continue, restrict or terminate these investments within the Plan.

Effective June 1, 2009, Evercore Trust Company replaced U.S. Trust as the named fiduciary and investment manager as the result of the sale of the Bank of America, National Association’s Special Fiduciary Services business to Evercore LP.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

1.	Description of the Plan (continued)

Master Trust

Prior to November 20, 2009, assets of this Plan, and the Federal-Mogul Corporation Employee Investment Program (the “EIP Plan”), were administered under the terms of a trust agreement (the “Master Trust”) between the Company and Fidelity Management Trust Company. The agreement provided, among other things, that the trustee safe keep all investments, and accounts for all investments, receipts, disbursements, benefit payments, and other transactions. Plan net assets, net investment income and gains and losses were not allocated from the Master Trust, but were tracked separately for the Plan by Fidelity Investments.

Plan assets totaling $309,173,013 transferred from Fidelity Investments to T. Rowe Price on November 20, 2009. On that date, T. Rowe Price became the trustee and record keeper for the Plan and the Master Trust was dissolved in conjunction with the change of trustee.

Contributions & Vesting

Upon hire, employees are immediately eligible to participate in the Plan. The Company matching contribution is equal to 25% on the first 8% of eligible compensation, based on employee pretax, after-tax, and Roth contributions to the Plan. Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on years of vesting service as follows:

Years of Vesting Service	% of Vesting in Company Contribution
1	0%
2	25%
3	50%
4	75%
5	100%

Full vesting also occurs upon death, total and permanent disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be “top-heavy,” pursuant to the Internal Revenue Code.

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeitures is re-credited to his/her account in the reinstatement year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit a participant is entitled to is their vested account balance. Administrative expenses related to loan administration, disbursements, sale of warrants, or participation in the Brokerage Account are paid directly from the corresponding participant’s Plan account.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

1.	Description of the Plan (continued)

Investment Options

The Plan provided for the following participant directed investment options between November 21, 2009 and December 31, 2009:

Brokerage Account	T. Rowe Price Retirement 2040 Fund
Fidelity Low-Priced Stock Fund	T. Rowe Price Retirement 2045 Fund
Fidelity Managed Income Portfolio II (“MIP II”)	T. Rowe Price Retirement 2050 Fund
Fidelity Spartan International Index Fund	T. Rowe Price Retirement 2055 Fund
T. Rowe Price Retirement 2005 Fund	T. Rowe Price Retirement Income Fund
T. Rowe Price Retirement 2010 Fund	T. Rowe Price Stable Value Fund (“SVF”)
T. Rowe Price Retirement 2015 Fund	Vanguard Institutional Index Fund, Institutional Class
T. Rowe Price Retirement 2020 Fund	Vanguard Mid-Cap Index Fund, Signal Class
T. Rowe Price Retirement 2025 Fund	Vanguard Small-Cap Index Fund, Signal Class
T. Rowe Price Retirement 2030 Fund	Vanguard Total Bond Market Index Fund, Signal Class
T. Rowe Price Retirement 2035 Fund

The Plan provided for the following participant directed investment options between January 1, 2008 and November 20, 2009:

AMCAP Fund – Class R4	Fidelity Freedom 2035 Fund
Brokerage Account	Fidelity Freedom 2040 Fund
Columbia Acorn Fund – Class Z	Fidelity Freedom 2045 Fund
Dimensional Emerging Markets Fund	Fidelity Freedom 2050 Fund
Dodge & Cox Stock Fund	Fidelity Freedom Income Fund
Dreyfus Mid Cap Index Fund	Fidelity Low-Priced Stock Fund
Dreyfus Small Cap Stock Index Fund	Fidelity Managed Income Portfolio II (“MIP II”)
Fidelity Diversified International Fund	Fidelity Mid Cap Stock Fund
Fidelity Dividend Growth Fund	Fidelity U.S. Bond Index Fund
Fidelity Freedom 2000 Fund	PIMCO Foreign Bond Fund
Fidelity Freedom 2005 Fund	PIMCO Total Return Bond Fund
Fidelity Freedom 2010 Fund	Royce Opportunity Fund
Fidelity Freedom 2015 Fund	Spartan International Index Fund
Fidelity Freedom 2020 Fund	Spartan U.S. Equity Index Fund
Fidelity Freedom 2025 Fund	T. Rowe Price Mid Cap Growth Fund
Fidelity Freedom 2030 Fund	The Oakmark Select Fund

Participant Loans

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years. The rate of interest for the loans is equal to the Prime Rate as published in The Wall Street Journal on the last business day of each month plus 1%. The rate in effect at the time the loan is taken will be fixed for the duration of the loan.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balance in the participant’s account may be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution or periodic installments.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Transactions and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Plan unless paid by the Company or the participants. No expenses are paid from the Plan unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, sale of Company warrants, or participation in the Brokerage Account. Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.

Valuation

FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions, FASB ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	Observable inputs such as quoted prices in active markets.

Level 2	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly for substantially the full term of the asset. Inputs include:

• Quoted prices for similar assets in active markets;

• Quoted prices for identical or similar assets in inactive markets;

• Inputs other than quoted prices that are observable for the asset;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions that market participants would use in pricing the asset, including assumption about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

2.	Basis of Presentation and Summary of Significant Accounting Policies (continued)

Valuation (continued)

The aggregate values by input level as of December 31, 2009 and December 31, 2008 for the Plan’s assets, as well as a reconciliation of assets for which significant unobservable inputs (level 3) were used in determining value, are included in the section of Fair Value Hierarchy (Note 3). There have been no changes in the valuation methodologies used at December 31, 2009 and 2008.

For level 1 Plan assets, the Company utilized the market approach to determine fair value. Quoted market prices are used to value these assets which include investments in registered investment companies, cash and cash equivalents, brokerage accounts, and Company warrants.

The Plan invests in investment contracts through common collective trusts using the T. Rowe Price Stable Value Fund (“SVF”) and Fidelity Managed Income Portfolio II (“MIP II”). These level 2 assets are comprised of fully benefit-responsive investment contracts. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The contract values of the SVF and the MIP II are equal to their principal balance, plus accrued interest. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair values of the Plan’s interests in the SVF and MIP II are based on information reported by the issuer of the common collective trust at year-end. Investment in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids, discount rate, and the duration of the underlying securities. The SVF and MIP II are stated at fair value in the Plan’s Statements of Net Assets Available for Plan Benefits with a corresponding adjustment to reflect these investments at contract value.

The only level 3 assets in the Plan are participant loans. These loans are valued at their outstanding balance which approximates fair value.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for plan benefits or its changes in net assets available for plan benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of common collective trust investments based on the investments’ NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for plan benefits or its changes in net assets available for plan benefits.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

2.	Basis of Presentation and Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

3.	Investments

Net Assets

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2009 are as follows:

December 31, 2009
Fidelity Managed Income Portfolio II (“MIP II”)	$61,453,534
T. Rowe Price Retirement 2020 Fund	37,438,588
T. Rowe Price Retirement 2025 Fund	34,146,585
T. Rowe Price Retirement 2015 Fund	33,736,647
Fidelity Low-Priced Stock Fund	24,444,356
T. Rowe Price Retirement 2030 Fund	23,652,025
T. Rowe Price Retirement 2035 Fund	15,774,157

Net realized/unrealized appreciation

The net realized/unrealized appreciation (depreciation) based on quoted market prices are as follows:

2009
Investments with registered investment companies	$53,893,358
Common collective trust funds	124
Brokerage account	1,422,383
Company warrants	(486)

Net realized/unrealized appreciation	$55,315,379

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

3.	Investments (continued)

Fair Value Hierarchy

The following is a summary of the inputs used as of December 31, 2009, involving the assets carried at fair value. The inputs or methodology used for valuing assets may not be an indication of the risk associated with investing in those assets. For more information on valuation inputs, and their aggregation into the levels used in the tables below, please refer to the Valuation section in Note 2.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Investments
Investments with registered investment companies	$226,552,819	$—	$—	$226,552,819
Common collective trust funds	—	66,840,187	—	66,840,187
Cash and cash equivalents	6,289,078	—	—	6,289,078
Participant loans	—	—	6,100,895	6,100,895
Brokerage account	5,963,389	—	—	5,963,389
Company warrants	26,396	—	—	26,396

Total Investments at fair value	$238,831,682	$66,840,187	$6,100,895	$311,772,764

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Year Ended December 31, 2009
Participant loans:
Balance, beginning of year	$6,298,120
Loan originations and repayments (net)	(197,225)

Balance, end of year	$6,100,895

The investments in registered investment companies are participant directed investments in diversified funds designed to remain appropriate for investors in terms of risk and return throughout a variety of circumstances. These investments include target date retirement funds, as well as asset class funds representing U.S. bond, U.S. large capitalized equity, U.S. middle capitalized equity, U.S. small capitalized equity, and non-US equity investments. The fair value of the other investments in this category, like cash and cash equivalents, brokerage accounts, and Company warrants, have been determined using quoted active market prices.

The Plan invests in investment contracts through common collective trusts using the SVF and MIP II. The investments of SVF and MIP II include fully benefit responsive investment (“wrap”) contracts. The objective of investing in wrap contracts is to ensure this fund’s ability to distribute benefits at “contract value”, which is equal to a participant’s principal balance plus accrued interest. In a typical wrap contract, the issuing bank or insurance company agrees to pay a fund the difference between the contract value and the market value of the underlying assets once the market value of the fund has been totally exhausted, provided all the terms of the wrap contract have been met. Wrap contracts may include terms that establish limits on the fund’s investments.

The Company provided Fidelity Investments written notice in 2009 to exit the MIP II. All MIP II Plan assets will be liquidated and reinvested through Participant direction by the end of July 2010.

The Company is required to provide written notice to T. Rowe Price prior to the redemption of the SVF. Notice of at least twelve (12) months is required if Plan assets represent less than five percent (5%) of the total value of all outstanding units of the SVF, or at least thirty (30) months if Plan assets represent five percent (5%) or more of the total value of all outstanding units of the SVF.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

3.	Investments (continued)

Fair Value Hierarchy (continued)

Wrap contracts accrue interest using a formula called the “crediting rate”. The crediting rate is the discount rate that equates the estimated future market value with the fund’s current contract value. The crediting rate may be impacted by factors that include: contributions, withdrawals by participants, the current yield and duration of the assets underlying the contract, and the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract.

To the extent the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and the future crediting rate may be higher than the current market rate. The wrap contracts provides insurance that the crediting rate will not fall below 0%.

The average market value yields on the underlying investments and the contract value yields credited are as follows:

	SVF			MIP II
	2009	2008		2009	2008
Based on actual earnings *	4.23%	NA	***	2.74%	3.40%
Based on interest rate credited to participants **	4.26%	NA	***	1.53%	3.48%

*	Calculated by dividing the annualized earnings of the fund by the fund’s fair value.
**	Calculated by dividing the annualized earnings of the fund credited to participants by the fund’s fair value.
***	No SVF in the Plan as of December 31, 2008.

Authoritative guidance for defined contribution pension plans requires the statement of net assets available for plan benefits to present the fair value of investment contracts, as well as the adjustment from fair value to contract value for fully benefit responsive investment contracts. The following table presents the fair value of Plan funds with investment contracts and the adjustment required to report at contract value:

	December 31, 2009			December 31, 2008
	Contract Value (CV)	Fair Value (FV)	Adjustment (CV - FV)	Contract Value (CV)	Fair Value (FV)	Adjustment (CV - FV)
SVF	$5,224,894	$5,386,654	$(161,760)	NA	NA	NA
MIP II	62,225,641	61,453,534	772,107	95,825,192	92,088,218	3,736,974

Total	$67,450,535	$66,840,188	$610,347	$95,825,192	$92,088,218	$3,736,974

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options, (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future. The issuer may terminate a wrap contract at any time. If the termination is the result of the fund’s failure to meet the wrap contract terms and the market value of the portfolio’s assets is below contract value at the time of termination, the terminating wrap provider would not be required to make a payment to the portfolio.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

3.	Investments (continued)

Net Assets of Master Trust

At December 31, 2008, the Plan’s investments were held in the Master Trust. The Plan held approximately a 59% share in the Master Trust at December 31, 2008.

December 31, 2008
Assets
Receivables:
Company contributions	$141,590
Participant contributions	376,651
Participant loan interest	25,095

Total receivables	543,336

Participant loans	17,542,075

Investments:
AMCAP Fund - Class R4	2,444,770
Brokerage Account	5,126,896
Columbia Acorn Fund - Class Z	5,387,930
Dimensional Emerging Markets Fund	7,150,956
Dodge & Cox Stock Fund	9,627,880
Dreyfus Mid Cap Index Fund	1,741,563
Dreyfus Small Cap Stock Index Fund	1,402,405
Company warrants	50,526
Fidelity Diversified International Fund	25,348,691
Fidelity Dividend Growth Fund	54,148,445
Fidelity Freedom 2000 Fund	757,980
Fidelity Freedom 2005 Fund	709,331
Fidelity Freedom 2010 Fund	4,056,228
Fidelity Freedom 2015 Fund	4,106,425
Fidelity Freedom 2020 Fund	4,135,497
Fidelity Freedom 2025 Fund	4,052,633
Fidelity Freedom 2030 Fund	2,953,382
Fidelity Freedom 2035 Fund	2,264,120
Fidelity Freedom 2040 Fund	3,813,191
Fidelity Freedom 2045 Fund	534,543
Fidelity Freedom 2050 Fund	526,480
Fidelity Freedom Income Fund	766,946
Fidelity Low-Priced Stock Fund	32,838,018
Fidelity Managed Income Portfolio II (MIP II)	173,552,427
Fidelity Mid Cap Stock Fund	23,879,848
Fidelity U.S. Bond Index Fund	5,621,467
PIMCO Foreign Bond Fund	1,669,245
PIMCO Total Return Bond Fund	81,303,625
Royce Opportunity Fund	3,034,455
Spartan International Index Fund	1,706,588
Spartan U.S. Equity Index Fund	2,248,749
T. Rowe Price Mid Cap Growth Fund	3,944,044
The Oakmark Select Fund	2,179,125

Investments in Master Trust at fair value	473,084,409

Total assets in Master Trust	491,169,820

Liabilities
Forfeited accounts owed to the Company	40,775

Total liabilities	40,775

Total net assets of the Master Trust at fair value	491,129,045

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	7,042,822

Total net assets of the Master Trust	$498,171,867

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

3.	Investments (continued)

Investment Income of Master Trust

During the year ended December 31, 2008, the Master Trust had net investment income of $32,102,584 and net realized and unrealized depreciation in the fair value of investments of $174,819,784 as follows:

	Net Investment Income for the Year Ended December 31, 2008	Net Realized and Unrealized Depreciation in Fair Value for the Year Ended December 31, 2008
AMCAP Fund - Class 4	$136,195	$(1,611,305)
Brokerage Account	—	(2,370,536)
Columbia Acorn Fund - Class Z	206,486	(3,746,248)
Dimensional Emerging Markets	392,488	(7,812,497)
Dodge & Cox Stock Fund	768,727	(8,477,892)
Dreyfus Mid Cap Index Fund	120,434	(1,156,986)
Dreyfus Small Cap Stock Index Fund	117,248	(691,029)
Federal-Mogul Corporation Warrants	—	(1,452,442)
Fidelity Diversified International Fund	361,876	(22,654,267)
Fidelity Dividend Growth Fund	4,655,108	(47,625,555)
Fidelity Freedom 2000 Fund	47,469	(183,008)
Fidelity Freedom 2005 Fund	42,063	(222,621)
Fidelity Freedom 2010 Fund	303,430	(1,739,904)
Fidelity Freedom 2015 Fund	276,600	(1,910,213)
Fidelity Freedom 2020 Fund	313,338	(2,226,318)
Fidelity Freedom 2025 Fund	294,398	(2,348,335)
Fidelity Freedom 2030 Fund	241,199	(1,939,576)
Fidelity Freedom 2035 Fund	160,276	(1,435,429)
Fidelity Freedom 2040 Fund	322,947	(2,852,362)
Fidelity Freedom 2045 Fund	16,072	(146,570)
Fidelity Freedom 2050 Fund	18,057	(182,149)
Fidelity Freedom Income Fund	40,365	(148,267)
Fidelity Low-Priced Stock Fund	5,588,021	(25,161,607)
Fidelity Managed Income Portfolio II (MIP II)	7,073,265	—
Fidelity Mid-Cap Stock Fund	501,867	(22,201,859)
Fidelity U.S. Bond Index Fund	233,028	(43,769)
PIMCO Foreign Bond Fund	161,497	(231,306)
PIMCO Total Return Bond Fund	7,770,014	(4,344,437)
Royce Opportunity Fund	198,524	(2,859,652)
Spartan International Index Fund	57,924	(1,269,692)
Spartan U.S. Equity Index Fund	72,786	(1,552,009)
T. Rowe Price Mid-Cap Growth Fund	222,184	(2,934,257)
The Oakmark Select Fund	33,829	(1,287,687)

	30,747,715	(174,819,784)

Participant loans	1,354,869	—

	$32,102,584	$(174,819,784)

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

3.	Investments (continued)

Fair Value Hierarchy of Master Trust

The following is a summary of the inputs used, as of December 31, 2008, involving the Master Trust’s assets carried at fair value. The inputs or methodology used for valuing assets may not be an indication of the risk associated with investing in those assets. For more information on valuation inputs, and their aggregation into the levels used in the tables below, please refer to the Valuation section in Note 2.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Investments in Master Trust
Investments with registered investment companies	$294,354,560	$—	$—	$294,354,560
Brokerage account	5,126,896	—	—	5,126,896
MIP II	—	173,552,427	—	173,552,427
Company warrants	50,526	—	—	50,526

Total Investments in Master Trust at fair value	$299,531,982	$173,552,427	$—	$473,084,409

Participant loans in Master Trust at fair value	$—	$—	$17,542,075	$17,542,075

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	401(k) Plan Year Ended December 31, 2008	EIP Plan Year Ended December 31, 2008	Master Trust Year Ended December 31, 2008
Participant loans in Master Trust:
Balance, beginning of year	$6,450,594	$11,238,448	$17,689,042
Loan originations and repayments (net)	(152,474)	5,507	(146,967)

Balance, end of year	$6,298,120	$11,243,955	$17,542,075

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

3.	Investments (continued)

Changes in the Fair Value of Net Assets

The changes in the fair value of net assets of the Master Trust for the year ended December 31, 2008 are summarized as follows:

Year Ended December 31, 2008
Additions
Dividends and interest	$32,102,584
Participant contributions	32,742,576
Company contributions	8,412,703

Total additions	73,257,863
Deductions
Benefits paid to participants	71,222,892
Administrative expenses	170,210
Portion of Company contribution account forfeited upon withdrawal of participants	367,532

Total deductions	71,760,634

Net realized/unrealized depreciation in fair value of investments	(174,819,784)

Transfers of assets from the Federal-Mogul Corporation Salaried Employees’ Investment Program	11,034,560

Net decrease	(162,287,995)

Net assets available for plan benefits at beginning of year	660,459,862

Net assets available for plan benefits at end of year	$498,171,867

4.	Party-In-Interest Transaction

Fees incurred for legal and other services rendered by parties-in-interest were paid by the Company on behalf of the Plan.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the participants and no portion of the funds shall be returned to the Company.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the future and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2009

7.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for plan benefits per the financial statements	$312,333,082	$293,285,996
Minus: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	610,347	3,736,974

Net assets available for plan benefits per the Form 5500	$311,722,735	$289,549,022

The following is a reconciliation of the net increase / (decrease) in net assets available for plan benefits per the financial statements to the net income / (loss) in the Form 5500:

	Year Ended December 31
	2009	2008
Net increase / (decrease) in net assets available for plan benefits per the financial statements	$19,047,086	$(101,221,537)
Minus: Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts	(3,126,627)	3,048,549
Minus: Net transfer (to) / from other Company plans	(775,308)	11,175,350

Net income / (loss) per the Form 5500	$22,949,021	$(115,445,436)

Federal-Mogul Corporation

401(k) Investment Program

EIN: 20-8350090 Plan Number 140

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Historical Cost **	Current Value
*	T. Rowe Price Retirement 2020 Fund	Investments with registered investment companies		$37,438,588
*	T. Rowe Price Retirement 2025 Fund	Investments with registered investment companies		34,146,585
*	T. Rowe Price Retirement 2015 Fund	Investments with registered investment companies		33,736,647
	Fidelity Low-Priced Stock Fund	Investments with registered investment companies		24,444,356
*	T. Rowe Price Retirement 2030 Fund	Investments with registered investment companies		23,652,025
*	T. Rowe Price Retirement 2035 Fund	Investments with registered investment companies		15,774,157
*	T. Rowe Price Retirement 2010 Fund	Investments with registered investment companies		12,725,493
*	T. Rowe Price Retirement 2040 Fund	Investments with registered investment companies		6,990,082
	Vanguard Total Bond Market Index Fund, Signal Class	Investments with registered investment companies		5,809,453
*	T. Rowe Price Retirement Income Fund	Investments with registered investment companies		5,548,727
	Fidelity Spartan International Index Fund	Investments with registered investment companies		5,281,305
*	T. Rowe Price Retirement 2005 Fund	Investments with registered investment companies		4,815,487
	Vanguard Institutional Index Fund, Institutional Class	Investments with registered investment companies		4,249,166
	Vanguard Mid-Cap Index Fund, Signal Class	Investments with registered investment companies		3,920,030
	Vanguard Small-Cap Index Fund, Signal Class	Investments with registered investment companies		3,428,530
*	T. Rowe Price Retirement 2045 Fund	Investments with registered investment companies		3,155,425
*	T. Rowe Price Retirement 2050 Fund	Investments with registered investment companies		1,126,112
*	T. Rowe Price Retirement 2055 Fund	Investments with registered investment companies		310,651
	Fidelity Managed Income Portfolio II (“MIP II”)	Common collective trust funds		61,453,534

*	T. Rowe Price Stable Value Fund	Common collective trust funds		5,386,653
	Cash and cash equivalents	Cash and cash equivalents		6,289,078
*	Brokerage account	Brokerage account		5,963,389
*	Company warrants	Company warrants	$22,727	26,396

				$305,671,869

*	Participant loans	Loans at various terms and interest rates (4.25% - 10.5%)		6,100,895

	Total investments held at year end			$311,772,764

There were no investment assets reportable as acquired and disposed of during the year.

*	Party-in-interest
**	Historical cost information is disclosed for the Company warrants since investments can be non-participant directed.
Historical cost information is not disclosed for all other investments since they are solely participant directed.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal-Mogul Corporation 401(k) Investment Program
(Name of Plan)

By:	/s/ Alan Haughie
Alan Haughie
Sr. Vice President and Chief Financial Officer
Federal-Mogul Corporation

Date: June 29, 2010